UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 17, 2023, Tritium DCFC Limited issued a press release and made available an investor presentation on its website. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein. A copy of the investor presentation is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Tritium DCFC Limited on January 17, 2023, titled “Tritium Announces Largest Customer Order in Company History and Releases Preliminary Results for CY2022 with Record Sales, Revenue, and Backlog.”

99.2	Investor Presentation, dated January 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: January 17, 2023	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer